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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                  ANNOUNCES AMENDMENTS TO, AND A WAIVER UNDER,
                            ITS SENIOR NOTE INDENTURE
                    AND CLOSING OF A US$15 MILLION DEBT ISSUE

     Toronto, Canada, September 30, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that it has received consents from holders of a majority in aggregate principal amount of its outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") approving amendments to the indenture governing the Senior Notes (the "Senior Indenture") and the related security agreement. Hollinger has executed a supplemental indenture and first supplement to security agreement giving effect to the amendments, which provide, among other things, for a temporary suspension of Hollinger's obligation under the Senior Indenture to furnish to the U.S. Securities and Exchange Commission (the "SEC"), the holders of Senior Notes and the trustee of the Senior Notes periodic and other reports under applicable U.S. federal securities laws until January 1, 2006. The amendments also permit Hollinger to incur indebtedness in an aggregate amount outstanding not to exceed US$15 million (and to grant a second priority security interest in the collateral supporting the Senior Notes in connection therewith) through the issuance of notes substantially similar to the Senior Notes pursuant to an indenture substantially similar to the Senior Indenture. The amendments further permit Hollinger to direct the trustee of the Senior Notes to apply up to approximately US$10.5 million, currently being held as cash collateral under the Senior Indenture, to satisfy future interest payment obligations on the outstanding Senior Notes.

     In connection with obtaining the foregoing consents to the Senior Indenture, a majority in aggregate principal amount of holders of the Senior Notes also waived any and all defaults or events of default under, and non-compliance with certain covenants of, the Senior Indenture relating to events occurring on or prior to the date hereof, including any default or event of default arising from the failure of Hollinger to file an annual report on Form 20-F pursuant to applicable U.S. federal securities laws with the SEC and transmit such report to all holders and the trustee of the Senior Notes.

     Hollinger also announced the closing of the private placement of US$15 million in aggregate principal amount of 11.875% Senior Secured Notes due March 1, 2011 (the "Second Priority Notes") at 100% of the face amount. The net proceeds from the sale of the Second Priority Notes totaled approximately US$13.9 million, after deducting the expenses of the offering. Hollinger intends to use the net proceeds for general corporate purposes.

     Peter G. White, Co-Chief Operating Officer of Hollinger, said, "We are extremely pleased to have successfully reached an agreement with our noteholders regarding the consents and a waiver of the event of default resulting from Hollinger International's delay in completing its financial statements and to have concluded an important financing. Together, these achievements remove significant financial pressure on Hollinger Inc. and substantially improve the company's liquidity position."

     Hollinger has agreed to pay all holders of Senior Notes, whether they have tendered a consent or not, a fee of US$35 in cash per US$1,000 principal amount of Senior Notes. The


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record date to determine holders entitled to receive the consent fee is
September 28, 2004. As of the record date, US$78 million principal amount of the Senior Notes was outstanding.

     The Second Priority Notes have been guaranteed by Ravelston Management Inc., a wholly-owned subsidiary of The Ravelston Corporation Limited, the controlling shareholder of Hollinger, and by an indirect wholly-owned subsidiary of Hollinger. The Second Priority Notes are secured by a second priority lien on the collateral securing the Senior Notes, which includes 14.99 million shares of Class B common stock of Hollinger International Inc. owned, directly and indirectly, by Hollinger.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

     THIS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. THE SECURITIES OF HOLLINGER INC. DESCRIBED HEREIN MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING (AS SUCH TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS) OF THE SECURITIES TO BE MADE IN THE UNITED STATES WOULD BE MADE ONLY BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM HOLLINGER AND THAT WOULD CONTAIN DETAILED INFORMATION ABOUT HOLLINGER AND ITS MANAGEMENT AS WELL AS FINANCIAL STATEMENTS. THIS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.



Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com